Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: The Travelers Companies Inc
Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The Travelers Companies Inc (TRV)
Vote Yes: Item #5 – Insurance Emissions Disclosure

Annual Meeting: May 15, 2024

CONTACT: Danielle Fugere | dfugere@asyousow.org

SUMMARY

The Intergovernmental Panel on Climate Change has concluded that immediate and significant emissions reductions are required of all market sectors to stave off the worst consequences of climate change.1 Underscoring this goal, 2023 was the hottest year on record, and global weather-related catastrophes have followed. As noted by the World Property and Casualty Insurance Report 2022, economic losses from climate change have seen an increase of 250% over the last three decades and these losses are strongly driven by natural catastrophes and strengthened by climate change.2 The same report notes that only 8% of property and casualty (P&C) re/insurers are adequately prepared for its impacts by having climate resilience embedded into their business model.3

As global temperatures have increased, annual insured losses from natural catastrophes routinely approach $100 billion in the U.S., compared to $4.6 billion in 2000.4 Swiss Re reports that 2023 saw insured natural catastrophe losses reach $108 billion in the U.S., continuing the 5% to 7% annual growth trend in insured natural catastrophe losses since 1994; it further notes that insured natural catastrophe losses could double within the next ten years as temperatures rise.5 The Travelers Companies is not exempt from these impacts. It has experienced an increase in pre-tax catastrophe losses over recent years, from $886 million in 2019 to $2.991 billion in 2023.6,7

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1 https://www.ipcc.ch/report/ar6/syr/downloads/report/IPCC_AR6_SYR_FullVolume.pdf, p.20

2 https://www.sogeti.com/globalassets/reports/wirpandc_2022final.pdf?__FormGuid=cb7ec9d7-5c97-4ae4-bc45-06da925a1235&__FormLanguage=en&__FormSubmissionId=fd673bba-1ce2-4614-b45f-a47317823729, p.3

3 https://www.sogeti.com/globalassets/reports/wirpandc_2022final.pdf?__FormGuid=cb7ec9d7-5c97-4ae4-bc45-06da925a1235&__FormLanguage=en&__FormSubmissionId=fd673bba-1ce2-4614-b45f-a47317823729, p.5

4 https://www.iii.org/table-archive/20922

5 https://www.swissre.com/press-release/New-record-of-142-natural-catastrophes-accumulates-to-USD-108-billion-insured-losses-in-2023-finds-Swiss-Re-Institute/a2512914-6d3a-492e-a190-aac37feca15b

6 https://sustainability.travelers.com/iw-documents/sustainability/Travelers_TCFDReport2021.pdf, p.28

7 https://investor.travelers.com/newsroom/press-releases/news-details/2024/Travelers-Reports-Excellent-Fourth-Quarter-2023-Results/default.aspx

2024 Proxy Memo Travelers Companies | Insurance Emissions Disclosure

Emissions facilitated by insurance companies that underwrite and invest in high-carbon companies add to the global inventory of emissions and thus to global climate impacts. Yet, U.S. insurers, including Travelers, remain highly exposed to carbon emissions-intensive industries like oil, gas, coal, and utilities.

Pressure is mounting for the insurance sector to use its vast leverage in the real economy to measure and disclose greenhouse gas emissions associated with insurance, underwriting, and investments as a first step to adopting net zero greenhouse gas (GHG) emissions goals and aligned climate transition plans. Travelers is a leading insurer and investor in fossil fuels, and thus has responsibility for a significant amount of Scope 3 financed and insured emissions. Although it has begun to disclose emissions from its investments, Travelers has not begun disclosing emissions associated with its insurance and underwriting activities. Meanwhile, many of Travelers’ peers are beginning the process of calculating emissions from insurance and investment activities and adopting Net Zero goals.

Without measuring and disclosing its insured emissions, neither Travelers nor its investors can understand the full range of the Company’s climate contribution, nor its progress on decarbonization, especially in relation to other insurers. The failure to measure and disclose emissions from its insuring and underwriting activities indicates to investors that Travelers may not be fully acknowledging the risks associated with climate change and its own contribution to that risk.

We urge a “Yes” vote on this Proposal.

THE RESOLUTION

BE IT RESOLVED: Shareholders request that Travelers measure and disclose the greenhouse gas emissions associated with its underwriting and insuring activities in high-carbon sectors, including oil and gas.

RATIONALE FOR A YES VOTE

1.	Travelers’ faces growing climate-related financial and regulatory risk associated with its insurance and underwriting activities.

2.	Travelers does not provide shareholders with sufficient analysis and disclosure of the emissions related to its insurance and underwriting activities.

3.	Travelers is falling behind peers in addressing the climate impact of its insuring and underwriting activities and has not adequately responded to shareholders’ climate-related expectations.

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2024 Proxy Memo Travelers Companies | Insurance Emissions Disclosure

DISCUSSION

1.	Travelers’ faces growing climate-related financial and regulatory risk associated with its insurance and underwriting activities.

Without a systemic decarbonization of insurance underwriting portfolios, climate change fundamentally threatens the insurance industry. According to The World Property and Casualty Insurance Report 2022, only 8% of property and casualty (P&C) re/insurers are adequately prepared for its impacts by having climate resilience embedded into their business model.8

Average insured losses from natural catastrophes have been escalating due to extreme weather and its consequences. Growing catastrophe losses have led some insurers to pull out of risky regions, underscoring increasing climate risk to the industry. Travelers’ catastrophe losses, net of reinsurance, have been following this trend, increasing from $1.61 billion in 2020, to $1.85 billion in 2021,9 $1.88 billion in 2022, and $2.99 billion in 2023.10 Travelers acknowledges that:

High levels of catastrophe losses, including as a result of factors such as increased concentrations of insured exposures in catastrophe-prone areas and changing climate conditions, could materially and adversely affect our results of operations, our financial position and/or liquidity, and could adversely impact our ratings, our ability to raise capital and the availability and cost of reinsurance.11

Yet, despite the growing material financial impacts of climate-related catastrophes, Travelers helps fuel climate change through its insurance and underwriting activities in the fossil fuel sectors. Ceres reports that in 2019 Travelers invested $71 billion in fossil fuel related assets, ranking Travelers as the fourth largest investor in fossil fuels out of the top 16 property and casualty insurers.12 Travelers was also named amongst the world’s biggest providers of fossil fuel insurance by Insure Our Future in 2023.13

As large swathes of the U.S. become uninsurable, Travelers also faces growing risk from regulations designed to address the climate crisis.14 Travelers acknowledges that climate-related laws, regulations, and legal actions are beginning to affect insurers:

States have from time to time passed legislation, and regulators have taken action, that have the effect of limiting the ability of insurers to manage catastrophe risk, such as by restricting insurers from reducing exposures or withdrawing from catastrophe-prone areas or mandating that insurers participate in residual markets. Residual markets have resulted in, and may in the future result in, significant losses or assessments to insurers, including us. In addition, legislative, regulatory, and legal actions have sought to expand insurance coverage for catastrophe claims beyond the original intent of the policies, prevent the application of deductibles or limit other rights of insurers. We may not be able to adjust terms or adequately raise prices to offset the costs of catastrophes.15

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8 https://www.sogeti.com/globalassets/reports/wirpandc_2022final.pdf?__FormGuid=cb7ec9d7-5c97-4ae4-bc45-06da925a1235&__FormLanguage=en&__FormSubmissionId=fd673bba-1ce2-4614-b45f-a47317823729, p.5

9 https://investor.travelers.com/newsroom/press-releases/news-details/2022/Travelers-Reports-Excellent-Fourth-Quarter-and-Full-Year-Results-Including-Strong-Earnings-and-Premium-Growth/default.aspx

10 https://investor.travelers.com/newsroom/press-releases/news-details/2024/Travelers-Reports-Excellent-Fourth-Quarter-2023-Results/default.aspx

11 https://s26.q4cdn.com/410417801/files/doc_financials/2022/ar/Travelers-2022-Annual-Report.pdf, p.17

12 https://www.ceres.org/sites/default/files/reports/2023-08/Changing%20Climate%20for%20the%20Insurance%20Sector_%20Research%20and%20Insights.pdf, p.21

13 https://global.insure-our-future.com/wp-content/uploads/sites/2/2023/11/IOF-2023-Scorecard.pdf, p.12

14 https://report.firststreet.org/9th-National-Risk-Assessment-The-Insurance-Issue.pdf, p.4

15 https://d18rn0p25nwr6d.cloudfront.net/CIK-0000086312/b1173c20-c0e8-4c0d-a9dc-14abc5023786.pdf, p.44

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2024 Proxy Memo Travelers Companies | Insurance Emissions Disclosure

The federal government is acting on climate change and increasing scrutiny of climate impacts across a range of other issue areas that could impact insurance providers. For instance, in June 2023, the U.S. Senate Budget Committee launched an investigation into major insurers’ support of new fossil fuel projects, including Travelers. The Committee requested information on the methodologies used by insurance companies to evaluate the future climate impact of their investment and underwriting decisions.16 The investigation was aimed at obtaining critical information about how companies assess climate risks when making underwriting and investment decisions.17 In addition, in January 2024, a federal decision was made to halt approvals of all new and expanding LNG export terminals until the U.S. Department of Energy updates its analysis of project impacts on climate and local communities.18 As a part of Lloyd’s Syndicates, Travelers’ provides insurance coverage to a liquid natural gas facility in Tacoma Washington that was impacted by this decision.19

McKinsey & Company advises insurers to consider the environmental impact of their investments, just as banks and asset managers are doing, and develop a plan to shift significant portions of their portfolios to help facilitate a decarbonized economy.20 In addition to long-term climate risk reduction benefits, such a shift can help insurers align with increasingly likely regulatory policies and incentives.21

Until Travelers measures and discloses its full range of Scope 3 emissions, it fails to assure investors that it is adequately addressing its climate risk and taking action to reduce its contribution to climate change. Once Travelers has assessed the source of its emissions, it can begin taking action to reduce associated climate risk and align its emissions with the global 1.5oC Paris goal. Such disclosures will also assure investors that the Company is addressing climate risk.

2.	Travelers does not provide shareholders with sufficient analysis and disclosure of the emissions related to its insurance and underwriting activities.

Currently, Travelers reports its Scope 1 and 2 emissions, but these emissions are marginal in comparison to the Company’s invested, insured, and underwriting emissions. According to a McKinsey analysis, for a typical P&C insurer, the insurance underwriting portfolio accounts for roughly 50% of total enabled emissions and the investment portfolio accounts for the other half of total emissions.22 While Travelers now reports on approximately 33% of its invested emissions,23 it apparently leaves 66% of invested emissions unaddressed. Moreover, it fails wholesale to report on its insured and underwriting emissions. Thus, the vast majority of its Scope 3 emissions go unreported.

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16 https://www.reinsurancene.ws/senate-budget-committee-launches-investigation-into-insurance-companies-climate-risk-evaluation-fossil-fuel-support/

17 https://www.reinsurancene.ws/senate-budget-committee-launches-investigation-into-insurance-companies-climate-risk-evaluation-fossil-fuel-support/

18 https://www.ran.org/wp-content/uploads/2024/02/RAN_LNG_2024_vF.pdf, p.9

19 https://www.ran.org/wp-content/uploads/2024/02/RAN_LNG_2024_vF.pdf, p.4-9

20 https://www.mckinsey.com/industries/financial-services/our-insights/climate-change-and-p-and-c-insurance-the-threat-and-opportunity

21 https://www.mckinsey.com/industries/financial-services/our-insights/climate-change-and-p-and-c-insurance-the-threat-and-opportunity

22 https://www.mckinsey.com/industries/financial-services/our-insights/insurance/net-zero-underwriting-in-p-and-c-and-the-growth-at-stake; SBTi is in alignment with this finding, https://sciencebasedtargets.org/resources/files/SBTi-Insurance-Industry-Brief-Publication.pdf, p.10

23 https://sustainability.travelers.com/iw-documents/sustainability/Travelers_TCFDReport2022.pdf, p.33

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2024 Proxy Memo Travelers Companies | Insurance Emissions Disclosure

Measuring these emissions is possible. The Partnership for Carbon Accounting Financials (PCAF) launched a global accounting standard to measure greenhouse gas emissions associated with insurance underwriting portfolios.24 The Science Based Targets initiative also recently released a scoping document on available methodologies for insurance related emissions measurement. It finds that PCAF, Chief Risk Officers (CRO) Forum, and the Poseidon Principles for Maritime Insurance have all released methodologies addressing emissions measurement for certain insurance sectors.25

Despite access to such methodologies, Travelers has not measured or disclosed the emissions associated with its insurance activities. This leaves investors with insufficient knowledge of the climate intensity of the company’s insurance decisions, and its resulting carbon exposure.

Travelers has voiced concerns about the PCAF methodology for insured emissions as well as problems with data availability. This reasoning does not hold up under scrutiny. PCAF notes that its standard can be applied to more than 70% of the global property and casualty primary insurance market, and the working group aims to extend its scope even further.26 Achieving a baseline for relevant Scope 3 emissions for any type of company is an iterative process; the norm in climate reporting is that companies begin the process of disclosing their climate impact via emissions measurement and accounting in the areas that present the highest carbon emissions and thus the most risk.

For example, large U.S. banks first established a commitment to measure and disclose their financed emissions, starting with their most carbon intensive portfolios such as auto-manufacturing and oil and gas and energy. We now see, year-over-year, that banks are measuring emissions from more sectors within their portfolios. The Institutional Investor Group on Climate Change (IIGCC) supports this perspective, stating, “Companies typically begin reporting Scope 3 emissions by focusing on the most material categories and/or those for which they have the best data. Data and methodologies tend to be refined over time, leading to re-statement by reporting companies. Companies will also start to include additional categories over time, which results in higher overall Scope 3 numbers.”27 As discussed below, other insurance companies have begun to measure and disclose their insured emissions demonstrating that it is not only possible, but feasible and necessary.

As McKinsey notes, establishing a net zero underwriting strategy allows insurers to “mitigate the severity of physical or natural-catastrophe (NatCat) impacts and strengthen the resilience of underwriting books.”28 Further, there is strong consensus amongst global institutions that in order to reach the Paris Agreement’s 1.5oC goal, it is necessary to undertake a broad scale accounting process to ensure that anthropogenic emissions do not overtake this goal. The central enabling role of the finance sector is recognized in the Paris Agreement, which contains language in Article 2.1(c) on “making finance flows consistent with a pathway towards low GHG emissions and climate-resilient development”.29

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24 https://www.unepfi.org/industries/insurance/launch-of-nzia-target-setting-protocol-version-1-0/

25 https://sciencebasedtargets.org/resources/files/SBTi-Insurance-Industry-Brief-Publication.pdf, p.18-21

26 https://carbonaccountingfinancials.com/en/newsitem/pcaf-launches-the-global-ghg-accounting-and-reporting-standard-for-insurance-associated-emissions

27 https://139838633.fs1.hubspotusercontent-eu1.net/hubfs/139838633/2024%20resources%20uploads/IIGCC_Investor-approaches-to-scope-3_Final_Jan-2024.pdf, p.15

28 https://www.mckinsey.com/industries/financial-services/our-insights/insurance/net-zero-underwriting-in-p-and-c-and-the-growth-at-stake

29 https://unfccc.int/sites/default/files/resource/parisagreement_publication.pdf, p.4

5

2024 Proxy Memo Travelers Companies | Insurance Emissions Disclosure

Only by measuring and disclosing GHG emissions year over year can investors have confidence that a company understands and is addressing the full range of its climate risk and taking action sufficient to reduce its contribution to climate change along the timeline laid out by climate science.

3.	Travelers is falling behind peers in addressing the climate impact of its insuring and underwriting activities and has not adequately responded to shareholders’ climate-related expectations.

It is becoming the norm for companies exposed to carbon intensive industries, including the insurance industry, to disclose their climate impact via emissions measurement and accounting. A number of insurers have begun to measure their insurance related emissions, many of them following the PCAF methodology. This includes Swiss Re30, a.s.r. 31, Achmea32, NN Group33, and Fidelis MGU.34 Additionally, Allianz35, Aviva36, and Generali37 have committed to baselining insurance associated emissions so as to align insured emissions with net zero by 2050.

Lloyd’s marketplace for insurance and reinsurance is developing processes with Moody’s Analytics to aid in the quantification of GHG emissions across underwriting and investment portfolios, following PCAF methodology. This is in response to the UK’s Streamlined Energy and Carbon Reporting framework which will require many insurers to report their GHG emissions.38 Travelers has insurance subsidiaries in the U.K.39

AIG has begun the process of ascertaining its carbon exposure baseline for its underwriting. It estimates that its underwriting portfolio makes up 48% of its total GHG emissions, compared to 51% from investments. The company reports that it engaged a third-party consultancy to help estimate absolute and intensity emissions within its underwriting portfolio.40 It also breaks out percentages of emissions for the underwriting portfolio by sector, with utilities being the largest at 27.8%.41

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30 https://www.swissre.com/sustainability/approach/metrics-targets/climate-metrics-insurance.html

31 https://www.asrnl.com/-/media/files/asrnederland-nl/duurzaam-ondernemen/ratings-en-benchmarks/2022-climate-report-asr.pdf, p.29

32 https://www.achmea.nl/-/media/achmea/documenten/duurzaamheid/achmeanl_documenten_en/achmea-climate-transition-plan-december-2023.pdf, p.62

33 https://www.nn-group.com/sustainability/taking-climate-action.htm, p.39

34 https://www.fidelismgu.com/content/dam/fidelis/mgu/sustainability/esg-presentation-2023/2023%2010%20Fidelis%20ESG%20Presentation%20MGU%202023.pdf.downloadasset.pdf, p.8

35 https://www.allianz.com/content/dam/onemarketing/azcom/Allianz_com/sustainability/documents/Allianz_Group_Sustainability_Report_2022-web.pdf, p.92

36 https://www.aviva.com/sustainability/reporting/climate-related-financial-disclosure/, p.24

37 https://www.generali.com/sustainability/our-commitment-to-the-environment-and-climate, p.15

38 https://www.lloyds.com/about-lloyds/media-centre/press-releases/lloyds-and-moodys-to-develop-an-emissions-accounting-solution-through-the-lloyds-lab

39 https://d18rn0p25nwr6d.cloudfront.net/CIK-0000086312/9033fd39-c5c0-4df1-b896-0283122ad20a.pdf, p.26

40 https://www.aig.com/content/dam/aig/america-canada/us/documents/about-us/report/aig-esg-report_2021.pdf.coredownload.pdf%20, p.39

41 Id. p.40.

6

2024 Proxy Memo Travelers Companies | Insurance Emissions Disclosure

Travelers is falling behind peer insurers and leaving investors in the dark about the full scope of its Scope 3 emissions and how it plans to address them, if at all.

RESPONSE TO TRAVELERS’ BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

“The Board believes that the proposal’s request is not in the best interest of shareholders because it is not currently possible for the Company to reliably calculate the GHG emissions associated with its “underwriting and insuring activities in high-carbon sectors” and that “the GHG emissions data for the vast majority of the Company’s underwriting portfolio (e.g. personal automobile, homeowners, small and mid-sized businesses) is not readily available and, where it is available, the data quality remains uneven.”

-	As mentioned above, according to SBTi, there are three methodologies already available for insurers to begin measuring their emissions from certain insurance activities.[42] It is expected that PCAF will expand its methodology to cover more insurance activities and SBTi plans to release guidance on setting emission reduction targets for the insurance sector.[43] Additionally, there are consultancies, such as KPMG, which offer services to companies to help measure and estimate emissions related to insurance.[44] The CRO Forum’s Carbon footprinting methodology for underwriting portfolio is also available, among others. Therefore, there are available avenues for Travelers to begin this process.

-	Travelers has noted that it reviewed Bloomberg emissions data and that it only accounted for 1% of its companies.[45] However, PCAF lays out multiple recommendations for emissions estimations in its guidance for insurance related emissions, as well as offering help to companies themselves through its own databases.[46] Travelers has not commented on if it has tried alternative avenues for data gathering, including engagement with its own clients. Certainly, starting by measuring its emissions related to its fossil fuel activities is possible since these are some of the best tracked emissions sources.

-	PCAF acknowledges the existence of data gaps. It states that estimates or proxies may be used and that companies should calculate and report data quality scores alongside their emissions. PCAF establishes a 1-5 scale depending on the type of data used. This approach recognizes that data quality is not binary and that data limitations should not prevent insurers from starting their net zero underwriting journey. It is expected that data quality will improve over time.[47] Other financial sectors that measure and disclose emissions, including the banking sector and asset management sectors are doing so despite limited and imperfect data.

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42 https://sciencebasedtargets.org/resources/files/SBTi-Insurance-Industry-Brief-Publication.pdf, pp.18-21

43 https://sciencebasedtargets.org/resources/files/SBTi-Insurance-Industry-Brief-Publication.pdf, pp. 28 & 39

44 https://kpmg.com/xx/en/home/insights/2022/11/insurance-associated-emissions.html

45 https://sustainability.travelers.com/iw-documents/sustainability/Travelers_TCFDReport2022.pdf, p.36

46 https://carbonaccountingfinancials.com/files/downloads/pcaf-standard-part-c-insurance-associated-emissions-nov-2022.pdf, p.39

47 https://www.moodysanalytics.com/articles/2023/insurance-associated-ghg-emissions-the-pcaf-measurement-standard

7

2024 Proxy Memo Travelers Companies | Insurance Emissions Disclosure

“GHG emissions are almost never relevant to the Company’s assessment of its underwriting risk…the proposal represents a prescriptive and inappropriate encroachment on the Company’s longstanding risk-based approach to underwriting, which would have significant negative consequences…”

-	It is not the intention or the request of the Proposal that Travelers substitute GHG emissions assessment for its underwriting risk parameters. Rather, the disclosure of insurance emissions is separate from the company’s underwriting risk process. It is important in its own right, especially for investor decision making processes related to climate-related risk. Travelers is not immune to this risk, nor should it be immune from aligning its insuring and investing emissions with global 1.5[o]C Paris goals.

“…the Company reviewed its customer base in the sectors identified by Standard & Poor’s (“S&P”) in its 2023 Global Insurer Survey as the most carbon intensive – Coal, Utilities, Oil & Gas and Transportation – which, combined, represented only 5.1% of the Company’s total premiums in 2023. GHG emissions data is available for only 1.3% of the Company’s 2023 direct written premiums…”

-	Although the fossil fuel and energy sectors may make up only 5.1% of Travelers’ premiums, they may make up a substantial portion of its emissions. It is only through the measurement process that Travelers can, with confidence, disclose where its carbon exposure lies and how to address it.

-	Furthermore, in its business breakdown of written premiums by dollar amount, the Company reports that commercial auto makes up 17% of its business insurance and automobile makes up 46% of its personal insurance segments.[48] These are a significant portion of Travelers insurance activities and, according to the McKinsey analysis already cited, for a typical P&C insurer, the majority of emissions from the insurance underwriting portfolio comes from retail motor insurance and commercial lines insurance. [49] The PCAF methodology specifically addresses these two lines of insurance. Again, only by analyzing its insured emissions will Travelers and its investors understand its largest greenhouse gas emissions sources.

“Any methodology for allocating GHG emissions that purports to be based on insurance premiums is inapposite, as insurance premiums are risk-based and bear no relationship to GHG emissions; some of the highest premiums could be associated with the least carbon intense operations and vice versa.”

-	The Proposal does not dispute this logic, nor has it asked that Travelers assess its contributions to climate change based on insurance premiums. While there is no single, globally adopted methodology for measuring insured emissions, waiting until emissions measurement techniques are perfect would mean that no company would ever disclose emissions, and the data quality issue will never resolve itself.

-	For companies like Travelers that have concerns about the methodology of allocating responsibility for emissions, it can disclose such apprehensions along with emissions disclosure. For example, NN Group gives a disclaimer about data quality and methodology of its PCAF based insurance associated emissions. [50] Also, some banks, such as Citi,[51] provide disclaimers as to the limitations of its current data; Citi even notes that baselines are expected to change over time as data improves. Travelers can choose to provide proper context for shareholders about the range of factors that influence insured emissions. Such qualitative additions can be helpful, and should not be a reason to not measure and report emissions.

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48 https://s26.q4cdn.com/410417801/files/doc_financials/2022/ar/Travelers-2022-Annual-Report.pdf, p.5

49 https://www.mckinsey.com/industries/financial-services/our-insights/insurance/net-zero-underwriting-in-p-and-c-and-the-growth-at-stake

50 https://www.nn-group.com/sustainability/taking-climate-action.htm, p.37

51 https://www.citigroup.com/rcs/citigpa/storage/public/taskforce-on-climate-related-financial-disclosures-report-2022.pdf, p.58

8

2024 Proxy Memo Travelers Companies | Insurance Emissions Disclosure

-	IIGCC similarly notes that it is not unusual for companies to change or correct their strategy for measuring Scope 3 emissions:

As companies across value chains improve their emissions reporting capabilities, it is typical to see changes in the way they calculate their emissions . . . These changes in calculation methodology usually require companies to re-baseline if they generate material differences to the base year emissions . . .. it is also typical to see companies move from making their own Scope 3 estimations towards using numbers reported by counterparties, as reporting across the value chain improves.”52

-	As long as such changes in calculations are made transparent to investors, this type of iterative process is important to start now.

“…even assuming the GHG emissions data of its insureds could reliably be calculated, the measurement of such emissions would amount to a significant use of management time and corporate resources for little to no value to the Company.”

-	It is disheartening that the Company asserts there is no value in GHG emissions accounting. Even if the company disagrees with the need to understand emissions in order to address growing underwriting risk, GHG emissions are paramount to understanding transition risk and the Company’s own contribution to climate change. If every company were to remain willfully ignorant of its greenhouse gas emissions due to excuses such as imperfect data or non-importance, climate risk would remain unaddressed. Only through measurement and disclosure of its insurance-related emissions will Travelers and its investors understand Travelers’ contribution to climate change, the amount and extent of its climate exposure, and that it is acting on that risk. Further, such reporting helps investors compare Travelers’ climate risk to peer companies.

“By contemplating that the Company incorporate into its underwriting process an environmental factor – however important – that is not predictive to underwriting risk, the proposal represents a prescriptive and inappropriate encroachment on the Company’s underwriting judgement, which would have significant negative consequences…”

-	The proposal is asking for Travelers to measure and disclose its insurance related emissions. It is undisputable that underwriting risk is growing as a result of climate change, and it remains unclear whether and how Travelers is addressing this growing risk. What is clear is that Travelers has not yet fully measured climate emissions associated with its business nor reported such emissions. Just as state and federal governments seek information from insurance companies about their climate-related risk and accountability, it is equally valid for investors to seek such information. The financial industry, including the insurance industry, is contributing to climate risk. This proposal simply asks Travelers to begin measuring its and disclosing its climate emissions. This is a first and necessary step in beginning to reduce risk related to these emissions and to take responsibility for its contribution to climate emissions.

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52 https://139838633.fs1.hubspotusercontent-eu1.net/hubfs/139838633/2024%20resources%20uploads/IIGCC_Investor-approaches-to-scope-3_Final_Jan-2024.pdf, p.15

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2024 Proxy Memo Travelers Companies | Insurance Emissions Disclosure

“Producing accurate and reliable GHG emissions data with respect to the vast majority of the Company’s insureds would likely involve requesting this data from such insureds. Any request of additional information unrelated to actuarial risk, however, would be burdensome for customers and provide no value to the underwriting process, thereby introducing significant unnecessary friction into customers’ insurance buying experience.”

-	While it is not unreasonable for insurers to engage with clients in order to better understand their carbon exposure, it is not mandatory given other available sources for estimated emissions.

“Given the relatively small and decreasing amount of the Company’s premiums attributable to carbon intensive sectors, the fact that “support activities” account for the majority of the Company’s oil and gas business, and the Company’s extensive reporting with respect to the composition of its underwriting portfolio, the proposal’s request would amount to an unjustified use of significant management time and corporate resources.”

-	The Company’s conclusions lack relevant support because Travelers has not measured and disclosed its emissions. Premiums are not a proxy for climate emissions – if so, Travelers could measure its emissions quite easily. Further, fossil fuel supportive industries may contribute significantly to GHG emissions, as can other insured sectors such as vehicles and buildings. Travelers has not measured its insured emissions and cannot with any certainty state that doing so would be an unjustified use of corporate resources. In fact, insured emissions, as indicated above, generally represent approximately 50% of an insurance company’s total emissions and thus are a major source of its climate change risk and its contribution to climate change. Having a deeper understanding of this source of emissions will help investors and the Company understand the extent of, and the actions necessary to reduce, climate risk, including how Travelers compares to its peers on its climate related risk.

CONCLUSION

Vote “Yes” on this Shareholder Proposal. Travelers’ underwriting, insuring and investing activities are climate-intensive and the Company has failed to begin the process for measuring its insured emissions. The company is lagging peers on transparency to investors on its insurance related carbon exposure. We urge a “Yes” vote on this resolution.

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For questions, please contact Danielle Fugere, As You Sow, dfugere@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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